EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	2016	2015	2014	2013	2012
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$1,672	$1,530	$1,682	$1,665	$1,763
Fixed charges excluding preferred stock dividends and accretion	253	217	261	304	373
Income for computation excluding interest on deposits	1,925	1,747	1,943	1,969	2,136
Interest expense excluding interest on deposits	196	159	204	249	319
One-third of rent expense	57	58	57	55	54
Preferred stock dividends and accretion	64	64	52	32	129
Fixed charges including preferred stock dividends and accretion	317	281	313	336	502
Ratio of earnings to fixed charges, excluding interest on deposits	6.08x	6.21x	6.22x	5.86x	4.25x
Including Interest on Deposits
Income from continuing operations before income taxes	$1,672	$1,530	$1,682	$1,665	$1,763
Fixed charges excluding preferred stock dividends and accretion	370	326	366	439	657
Income for computation including interest on deposits	2,042	1,856	2,048	2,104	2,420
Interest expense including interest on deposits	313	268	309	384	603
One-third of rent expense	57	58	57	55	54
Preferred stock dividends and accretion	64	64	52	32	129
Fixed charges including preferred stock dividends and accretion	434	390	418	471	786
Ratio of earnings to fixed charges, including interest on deposits	4.71x	4.76x	4.90x	4.47x	3.08x